UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exterran Holdings, Inc.
File No. 1-33666

Exterran Partners L.P.
File No. 1-33078

CF#32481

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   Exterran Holdings, Inc. and Exterran Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 5, 2015.

   Based on representations by Exterran Holdings, Inc. and Exterran Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.3   through May 5, 2025

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Brent J. Fields
              Secretary